Mail Stop 4561

September 26, 2006

J. Clarke Gray
Senior Vice President and Chief Financial Officer
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

> **Re: BKF Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-10024**

Dear Mr. Gray:

We have limited our review of your filing to the issues we have addressed in our comments. In response to our comments, please provide us with information so we may better understand your disclosure. Where indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 1 – Organization and Summary of Significant Accounting Policies, page F-16

1. We note your disclosure on page F-16 that your financial statements have been prepared assuming that you will continue as a going concern. Please explain to us whether your auditor has evaluated your ability to continue as a going concern in accordance with Section AU 341 of the AICPA Professional Standards. To the extent that your auditor concludes that substantial doubt about your ability to continue as a going concern for a reasonable period of time exists, please have your auditor revise their auditor's report to include an appropriate explanatory paragraph.

Intangible Assets, page F-19

2. We note that you recorded a $5.0 million impairment charge to goodwill during the second quarter of 2006 and that you anticipate recording an additional charge of $9.8 million during the third quarter of 2006 to recognize full impairment of the remaining goodwill balance. Please revise your Form 10-K for the year ended December 31, 2005 to clearly disclose the timing and results of each step of your goodwill impairment test, including the method used to determine the fair value of the associated reporting unit. Specifically disclose how you determined that your goodwill balance was not impaired at December 31, 2005 despite the existence of the following impairment indicators:

    - Your trend of significant losses;
    - The departure of your former President & CEO;
    - The termination of your event-drive investment strategy;
    - The significant decline in assets under management; and
    - The impairment charge recorded against contract intangibles during 2005.

Form 10-Q for the period ended June 30, 2006

Consolidated Statements of Operations, page 4

3. We note that your restructuring expenses include severance and lease termination costs as well as impairment charges. Please tell us how you determined that the presentation of such costs below operating income/(loss) is appropriate. Please cite the authoritative literature upon which you relied in making this determination.

Note 1 – Organization and Summary of Significant Accounting Policies

Intangible Assets, page 10

4. Please revise your Form 10-Q for the quarter ended June 30, 2006 to provide the disclosures required by paragraph 47 of SFAS 142. In addition, please disclose how you determined that the remaining goodwill balance of $9.8 million was not considered impaired at June 30, 2006.

Note 11 – Subsequent Events, page 16

5. We note that you agreed in principle to sublet approximately 17,000 square feet of office space in your headquarters and will establish a reserve of approximately $3.1 million at the point the sublease is signed. Please tell us when you ceased to use the excess office space, and how you considered paragraph 16 of SFAS 146 when determining the amount of the reserve and when to recognize it.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

J. Clarke Gray
BKF Capital Group, Inc.
September 26, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Angela Connell
Senior Accountant